Cubios, Inc.



ANNUAL REPORT

4152 INDEPENDENCE CT

Sarasota, FL 34234

(941) 786-8577

www.wowcube.com

This Annual Report is dated April 30, 2025.

BUSINESS

Cubios, Inc. is a Delaware corporation and is the creator of the WOWCube ® entertainment system — the first-in-class immersive-reality innovative console and the gaming platform providing a unique experience of interacting with the digital world as if it's a real object by twisting, shaking, and tilting it. CubiOS Inc. focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console.

Cubios, Inc., a California corporation was originally incorporated on April 11, 2017. On June 28, 2021, Cubios, Inc., a Delaware corporation was formed and merged with the California entity such that the Delaware entity was the surviving entity.

The company owns the IP. We have 14 utility patents awarded to date in the US, European Union, Japan, Korea, China, Australia and Russia. We have 30+ utility and design patent applications pending in these and some other jurisdictions (including Brazil, Mexico, India). The first filing are centered around innovative hardware features (unique magnetic connectors enabling device transformability); recent filings include innovative UX features leveraging the console's unique topology.

Previous Offerings

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,629,317.78
Number of Securities Sold: 2,684,752
Use of proceeds: funding company operation
Date: March 31, 2021
Offering exemption relied upon: Section 4(a)(2)

• Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $4,197,488.50
Number of Securities Sold: 749,482
Use of proceeds: funding company operations
Date: July 12, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Non-voting Common Stock
Type of security sold: Equity
Final amount sold: $282,686.85
Number of Securities Sold: 26,814
Use of proceeds: funding company operation
Date: August 26, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $3,500,000.00
Number of Securities Sold: 757,887
Use of proceeds: funding company operations
Date: September 04, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,183,162.17
Number of Securities Sold: 1,290,435
Use of proceeds: funding company operations
Date: September 04, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $71,395.00
Number of Securities Sold: 19,324
Use of proceeds: funding company operations
Date: September 04, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: funding company operations
Date: November 11, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: funding company operations
Date: December 5, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $300,000.00
Use of proceeds: funding company operations
Date: December 27, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

- How long can the business operate without revenue:
As of today, the company can operate for 1 month at the current level of expenses without revenue generation.
- Foreseeable major expenses based on projections:
The major expenses for the next 2 years will be the marketing costs, launching the product, and manufacturing.
- Future operational challenges:
An unpredicted increase in product demand could result in manufacturing scalability challenges.
- Future challenges related to capital resources:
These challenges will be unlikely but potential challenges include:
- delay sales launch campaign
- fail to sign retailers in the United States for distribution
- weak demand for WowCube Entertainment system
- educational toys market stagnation
- Future milestones and events:

Below represents the milestone goals for the company:
End 2025 - manufacturing, delivering orders for Xmas sales

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $152,071.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: BACHIASHVILI GEORGE

Amount Owed: $30,000.00

Interest Rate: 5.0%

Maturity Date: December 31, 2025

Creditor: Shopify Capital

Amount Owed: $19,675.02

Interest Rate: 8.7%

Maturity Date: January 26, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Max Filin

Max Filin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: February, 2020 - Present

Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into. Max Filin has a monthly salary of $12.000 and equity compensation of 1042 of shares

Other business experience in the past three years:

Employer: Cubios, Inc.

Title: CPO COO

Dates of Service: May, 2019 - June, 2021

Responsibilities: "• Supervising all daily operations of the company, including, marketing and sales, excluding IT • Preparing and presenting reports to the Chief Executive Officer • Working closely with the Chief Executive Officer and Chief Financial Officer on all matters related to the business • Performing employee reviews and developing corrective action plans if needed • Developing and implementing strategies, procedures and business plans needed to enhance company growth • Working with the executive team to set company performance goals • Cultivating and providing opportunities for rising talent within the organization • Maintain supply chain and hardware manufacturing process"

Other business experience in the past three years:

Employer: Merlion

Title: Product Team Lead

Dates of Service: June, 2008 - May, 2019

Responsibilities: "Devised new business strategies including company procurement strategy. Sourced new suppliers. Ensured company obtained the best possible price for goods and services. Developed cost-efficiency strategy and direct partnerships. Control of the full cycle of launching Private Brands products in to the Russian market. Such as choosing a products, sourced new suppliers, contracts, design, certification, purchase planning, production, quality control, logistics, pricing, defined sales strategy, choosing of distribution channels, marketing, promotion and sales development, negotiation with major customers, retail chains, online network, mobile operators, sub-disties. Coordinated with various groups in different countries to resolve and reduce operational and manufacturing problems to minimize costs. For the following product categories - Smart Phones, Tablet PC, Notebooks, Smart Home and Security Products, Portable Digital Projectors, GPS/Glonass navigation systems, DVR, e-books, DPF, MP3/MP4 players, In-car Electronics, FM transmitters, Drawing boards, Kids Tablets, CCTV Systems) Control of local production of Computer cases and Power Supplies Classical Distribution (Overseas purchasing in Asia, US, Europe) DVR , Wearable Electronics, PSU, Computer Chassis, Keyboards, Mice, Speakers. Etc. "

Name: Ilya Osipov

Ilya Osipov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & President

Dates of Service: April, 2017 - Present

Responsibilities: "• Oversee all other executives and staff within the organization. • Meet with board of directors and other executives to determine if company is in accordance with goals and policies. • Oversee budgets. • Develop business investment and capitalization. • Direct the organization's financial goals, objectives, and budgets. • Implement the organization's guidelines on a day-to-day basis. • Preside over quality control. • Hire, train, and terminate employees. • Develop and implement strategies and set the overall direction of a certain area of the company or organization. • Oversee the investment of funds and manage associated risks, supervise cash management activities, execute capital-raising strategies to support a firm's expansion, and deal with mergers and acquisitions. • Provide visionary and strategic leadership for the organization. • Collaborate with the board of directors to develop the policies and direction of the organization. • Ensure members of the Board of Directors have the information necessary to perform their fiduciary duties and other governance responsibilities. • Develop and maintain relationships with other companies, industry, and government officials that are in the best interest of the company. • Provide adequate and timely information to the Board to enable it to effectively execute its oversight role. • Direct staff, including organizational structure, professional development, motivation, performance evaluation, discipline, compensation, personnel policies, and procedures. "

Position: CTO

Dates of Service: February, 2020 - Present

Responsibilities: "• examines the short and long term needs of an organization, and utilizes capital to make investments designed to help the organization reach its objectives... • performs as the highest technology executive within the company and leads the technology /engineering organization • maintains a working familiarity with regulatory and intellectual property (IP) issues (e.g. patents, trade secrets, license contracts); interfaces with legal counsel to incorporate these considerations into strategic planning and inter-company negotiations. Ilya Osipov has a monthly salary of $12.000

Other business experience in the past three years:

Employer: i2istudy.com

Title: CEO

Dates of Service: May, 2013 - October, 2019

Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into.

Other business experience in the past three years:

Employer: Trident Invents LLC

Title: Inventor

Dates of Service: April, 2018 - Present

Responsibilities: Puzzle Inventor: Auzzle, Oz-Cube & TrueChallenge puzzles.

Name: Dmitry Burkovskiy

Dmitry Burkovskiy's current primary role is with Xsolla. Dmitry Burkovskiy currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July, 2021 - Present

Responsibilities: • Makes decisions as a fiduciary on behalf of Preferred Class A Stcock shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management's actions to ensure that the company's vision is being adhered to. Dmitry Burkovskiy has no salary and no equity compensation

Other business experience in the past three years:

Employer: Xsolla

Title: VP, Global Business Development

Dates of Service: October, 2012 - March, 2019

Responsibilities: Business development for Xsolla, focusing on bringing new partners and keeping current clients satisfied.

Other business experience in the past three years:

Employer: Xsolla

Title: Chief Investment Officer

Dates of Service: March, 2019 - Present

Responsibilities: Oversee all funding initiatives for Xsolla, the video game commerce company that helps developers and publishers market, sell, connect and optimize their games globally.

Other business experience in the past three years:

Employer: Joystick Ventures

Title: Managing Partner

Dates of Service: December, 2019 - Present

Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Other business experience in the past three years:

Employer: Xsolla Capital

Title: Partner

Dates of Service: July, 2016 - May, 2019

Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Name: Marats Kicikovs

Marats Kicikovs's current primary role is with Bitfury Capital. Marats Kicikovs currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2023 - Present

Responsibilities: • Makes decisions as a fiduciary on behalf of shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management's actions to ensure that the company's vision is being adhered to. Marats Kicikovs has no salary and no equity compensation

Other business experience in the past three years:

Employer: Bitfury Capital

Title: Managing Partner

Dates of Service: 2011 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ilya Osipov

Amount and nature of Beneficial ownership: 1,028,626

Percent of class: 18.61%

Title of class: Common Stock

Stockholder Name: Marats Kicikovs

Amount and nature of Beneficial ownership: 259,172

Percent of class: 4.69%

Title of class: Preferred Stock

Stockholder Name: Marats Kicikovs

Amount and nature of Beneficial ownership: 1,036,924

Percent of class: 18.76%

RELATED PARTY TRANSACTIONS

Name of Entity: Max Filin

Relationship to Company: Officer

Nature / amount of interest in the transaction: Promissory Note - $25,000

Material Terms: As of 12/31/2024, the company holds a 5% promissory note issued by Maxim Filin, the CEO, for

$25,000.00, with accrued interest totaling $27,992.15, indicating the amount he owes to the company.

Name of Entity: Ilya Osipov

Relationship to Company: Officer/Director

Nature / amount of interest in the transaction: Promissory Note - $5,000

Material Terms: As of 12/31/2024, the company holds a 6.5% promissory note issued by Ilya Osipov, the President, for $5,000.00, with accrued interest totaling $5,226.14, indicating the amount he owes to the company.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,836,441 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 1,983,420 outstanding and unvested options.

The amount outstanding includes 168,269 shares reserved for issuance under the Company's Stock Incentive Plan.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Preferred Stock

The amount of security authorized is 2,817,128 with a total of 2,817,128 outstanding.

Voting Rights

The holders of Series A Preferred Stock shall vote together with the holders of common Stock as a single class an on an as-converted to Common Stock basis.

Dividends

The holders of then oustanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therfor, dividencs at the rate of 6% of the Original Issue Price, rounded up to the nearest full cent, for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). (See Exhibit F for additional detail.)

Liquidation Preference

In the event of a liquidation event, holders of Series A Preferred Stock shall be entitled to payment prior to the holders of Common Stock.

Conversion Rights

Holder of Series A Preferred Stock shall have the right, at the option of the holder thereof, to convert their shares of Series A Preferred Stock into a certain amount of shares of Common Stock.

Non-Voting Common Stock

The amount of security authorized is 500,000 with a total of 26,814 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational toy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our products currently under development are centered around single activity, providing a platform for recreational activities. Our revenues are therefore dependent upon the market for recreational activities. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our gaming console. Delays or cost overruns in the development of our gaming console and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Cubios, Inc. was transformed into Delaware Corporation on July 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cubios, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 14 patents, 2 trademarks in 13 jurisdictions, multiple copyrights registrations, 15 Internet domain names, and significant number of trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if some of our trademarks and copyrights are deemed

unenforceable, the Company will have to expense significunt funds to complement its enforceable IP portfolio. This would cut affest our bottom line significantly. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, [illegible] ...m them in an unsatisfactory manner. It is possible that we will experience delays, defects, errors, or other ...ems with their work that will materially impact our operations and we may have little or no recourse to recover ...ges for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect ...siness. As a result, your investment could be adversely impacted by our reliance on third parties and their ...mance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be ...able to hackers who may access the data of our investors and the issuer companies that utilize our platform. ...r, any significant disruption in service on Cubios, Inc. or in its computer systems could reduce the attractiveness ...platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a ...arty technology provider to provide some of our backup technology. Any disruptions of services or cyber attacks ...on our technology provider or on Cubios, Inc. could harm our reputation and materially negatively impact our ...ial condition and business.

...RICTIONS ON TRANSFER

...mmon stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year ...ing after the securities were issued, unless such securities are transferred:

(1) ...the Company;

(2) ...an accredited investor;

(3) ...part of an offering registered with the SEC; or

(4) ...a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ...d for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or ...e of the purchaser or other similar circumstance.

SIGNATURES

...nt to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ ...100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for ...Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Cubios, Inc.

By /s/ *Marian Filin*

Name: Cubios Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Maxim Filin, the Chief Executive Officer of Cubios Inc., hereby certify that the financial statements of Cubios Inc. and notes thereto for the periods ending 12.31.2023 (first Fiscal Year End of Review) and 12.31.2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 25, 2025.

Maxim Filin
_____ (Signature)

Chief Executive Officer (Title)

04.25.2025 (Date)

CERTIFICATE *of* SIGNATURE

REF. NUMBER
PGPUJ-PUFDR-7BPEU-XWWTR

DOCUMENT COMPLETED BY ALL PARTIES ON
26 APR 2025 16:46:05 UTC

SIGNER	TIMESTAMP	SIGNATURE
MAXIM FILIN EMAIL MAX.FILIN@WOWCUBE.COM SHARED VIA LINK	SENT 26 APR 2025 04:51:51 UTC VIEWED 26 APR 2025 12:28:03 UTC SIGNED 26 APR 2025 16:46:05 UTC	Maxim Filin IP ADDRESS 47.199.94.118 LOCATION SARASOTA, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
26 APR 2025 12:28:03 UTC



Signed with PandaDoc

NOTE 1 – NATURE OF OPERATIONS

Cubios Inc. was formed on 06.28.2021 ("Inception") in the State of Delaware. The financial statements of Cubios Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasota, Florida.

Cubios Inc. operates in the technology sector, focusing on developing and marketing the WOWCube® System, a 3D STEM-certified Edutainment gaming console. The company's operations revolve around this innovative product, which combines physical cube manipulation with digital virtual reality elements. Cubios Inc.'s activities include research and development, manufacturing, marketing, and sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of 12/31/2024, the Company has an outstanding long-term note for $40,660.01 and convertible notes totaling $764,923.29, which are to be converted into preferred stock according to the terms of the Series Preferred.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

None known.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,651,689 shares of our common stock with par value of $0.0001. As of 04.25.2025 the company has currently issued 2,711,566 shares of our common stock.

Preferred Stock
We have authorized the issuance of 2,817,128 shares of our preferred stock with par value of $0.0001. As of 04.25.2025 the company has currently issued 2,817,128 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of 12/31/2024, the company holds a 5% promissory note issued by Maxim Filin, the CEO, for $25,000.00, with accrued interest totaling $27,992.15, indicating the amount he owes to the company.

As of 12/31/2024, the company holds a 6.5% promissory note issued by Ilya Osipov, the President, for $5,000.00, with accrued interest totaling $5,226.14, indicating the amount he owes to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 25, 2025, the issuance date of these financial statements. During this period, the balance of our convertible notes increased to $1,584,923.29. There have been no other events or transactions during this time that would have a material effect on these financial statements.



Maxim Filin

________________________ (Signature)

Chief Executive Officer (Title)

04.25.2025 (Date)

CERTIFICATE *of* SIGNATURE

REF. NUMBER
PGPUJ-PUFDR-7BPEU-XWWTR

DOCUMENT COMPLETED BY ALL PARTIES ON
26 APR 2025 16:46:05 UTC

SIGNER	TIMESTAMP	SIGNATURE

MAXIM FILIN

EMAIL
MAX.FILIN@WOWCUBE.COM

SHARED VIA
LINK

SENT
26 APR 2025 04:51:51 UTC

VIEWED
26 APR 2025 12:28:03 UTC

SIGNED
26 APR 2025 16:46:05 UTC

Maxim Filin

IP ADDRESS
47.199.94.118

LOCATION
SARASOTA, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
26 APR 2025 12:28:03 UTC



CUBIOS INC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100.01 12 MONTH FEATURED CD - 1065 (deleted)	2,006.69
100.03 Brex Cash Account - Primary Cash Account	142,004.63
100.06 Cash in transit	3,481.77
100.07 Cubios (Momentum *4898)	119,588.15
100.08 Kraken	118,766.37
100.09 PayPal Bank	39.44
100.10 WISE Multi-currency Wowcube	220.14
100.11 WISE 0979 Cubios	5,379.82
100.12 WOWCUBE LLC (CHASE 0982)	6,938.08
Total Bank Accounts	**$398,425.09**
Other Current Assets	
130 Advances and prepaid expenses	
130.01 Advances to hardware manufacturers	803,758.60
Total 130 Advances and prepaid expenses	**803,758.60**
150 Merchant clearing accounts	
150.01 Amazon clearing account	4,533.91
150.02 Shopify clearing account	0.00
Total 150 Merchant clearing accounts	**4,533.91**
160 Due from Partners	26,738.75
170.02 StartEngine clearing account	15,759.65
190.01 Uncategorized Asset	0.00
Total Other Current Assets	**$850,790.91**
Total Current Assets	**$1,249,216.00**
Fixed Assets	
210 Intangible Assets	
210.01 Intellectual Property	1,238,136.07
210.01.1 IP accumulated amortization	-338,615.67
Total 210.01 Intellectual Property	**899,520.40**
210.02 Games development	
210.02.1 Games - accumulated amortization	-144.44
Total 210.02 Games development	**-144.44**
Total 210 Intangible Assets	**899,375.96**
Total Fixed Assets	**$899,375.96**
TOTAL ASSETS	**$2,148,591.96**

CUBIOS INC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
310 Accounts payable	140,530.25
Total Accounts Payable	**$140,530.25**
Credit Cards	
320.02 Brex CC Cubios Inc	19,561.32
Total Credit Cards	**$19,561.32**
Other Current Liabilities	
330 Deferred Revenue	591,535.62
340 Payroll Liabilities	57,780.98
340.03 Federal Taxes (941/944)	0.00
340.04 Federal Unemployment (940)	0.00
Total 340 Payroll Liabilities	**57,780.98**
350 Sales Tax Payable	44.36
360 Shareholder loan	0.00
390.01 Direct Deposit Payable	0.00
390.09 Other Current Liabilities	0.00
Total Other Current Liabilities	**$649,360.96**
Total Current Liabilities	**$809,452.53**
Long-Term Liabilities	
410 Convertible Note	1,971,486.67
420 Long Term Note	29,985.00
430 EIDL advance	0.00
490 Other Long Term Liabilities	0.00
Total Long-Term Liabilities	**$2,001,471.67**
Total Liabilities	**$2,810,924.20**
Equity	
500.01 Share Capital	260.05
500.02 Share Capital Non-Voting CS	2.68
500.03 Share Capital Preferred Round A	74.81
510.01 APIC	2,403,739.63
510.02 APIC Non-Voting CS	275,999.50
510.03 APIC Preferred Round A	4,197,014.13
510.04 APIC Preferred Round AA	1,000,000.00
510.05 Options exercised - APIC	416,717.03
510.06 APIC Options and Stock Awards Vesting	196,344.61
520 Treasury stock	-614.11
530 Non-Voting CS issuance cost	-49,616.58
540 Retained Earnings / (Accumulated deficit)	-7,605,160.25

	TOTAL
590 Opening Balance Equity	0.00
Net Income	-1,497,093.74
Total Equity	**$ -662,332.24**
TOTAL LIABILITIES AND EQUITY	**$2,148,591.96**

CUBIOS INC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,497,093.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
130.01 Advances and prepaid expenses:Advances to hardware manufacturers	-803,758.60
150.01 Merchant clearing accounts:Amazon clearing account	-4,533.91
150.02 Merchant clearing accounts:Shopify clearing account	0.00
160 Due from Partners	-1,226.09
170.02 StartEngine clearing account	662.73
210.01.1 Intangible Assets:Intellectual Property:IP accumulated amortization	206,711.83
310 Accounts payable	6,493.70
320.02 Brex CC Cubios Inc	-4,446.19
330 Deferred Revenue	-313,792.96
340 Payroll Liabilities	57,780.98
350 Sales Tax Payable	-1,291.54
360 Shareholder loan	-23.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-857,423.93**
Net cash provided by operating activities	**$ -2,354,517.67**
INVESTING ACTIVITIES	
210.01 Intangible Assets:Intellectual Property	-389,163.26
210.02.1 Intangible Assets:Games development:Games - accumulated amortization	144.44
Net cash provided by investing activities	**$ -389,018.82**
FINANCING ACTIVITIES	
410 Convertible Note	1,850,091.67
510.04 APIC Preferred Round AA	1,000,000.00
510.06 APIC Options and Stock Awards Vesting	60,764.88
Net cash provided by financing activities	**$2,910,856.55**
NET CASH INCREASE FOR PERIOD	**$167,320.06**
Cash at beginning of period	231,105.03
CASH AT END OF PERIOD	**$398,425.09**

CUBIOS INC

Profit and Loss

January - December 2023

	TOTAL
Income	
600 Sales	
610 Sales - Hardware	371,342.04
620 Return purchase	-20,553.31
630 Sales - Shipping fees	179.77
Total 600 Sales	**350,968.50**
690.09 Uncategorized Income	359.37
Total Income	**$351,327.87**
Cost of Goods Sold	
710 COGS - Inventory	90.39
730 Shipping, Freight & Delivery	36,614.62
740 Merchant account fees	14,906.53
Total Cost of Goods Sold	**$51,611.54**
GROSS PROFIT	**$299,716.33**
Expenses	
810 Payroll Expenses	9,752.21
810.01 Wages	167,399.79
810.02 Bonus	61,858.54
810.03 Taxes	18,799.66
810.05 Workers' Compensation insurance	3,509.34
810.06 Payroll processing fees	1,059.00
Total 810 Payroll Expenses	**262,378.54**
815 Contractors	
815.01 Contractors - core	785,442.29
Total 815 Contractors	**785,442.29**
820 Advertising & Marketing	122,385.39
825 Legal & Professional Services	99,679.11
825.09 Other professional fees	1,113.26
Total 825 Legal & Professional Services	**100,792.37**
835 Travel	52,762.63
Accommodation (deleted)	6,539.92
Airfare (deleted)	14,741.56
Ground transportation (deleted)	9,031.97
Total 835 Travel	**83,076.08**
840 Meals & Entertainment	26,661.13
845 Insurance	-3,623.78
850 Workspace (offices, warehouse)	
850.01 Office rent	19,428.20
850.02 Office and Warehouse Supplies	16,437.58
850.07 Utilities	8,538.90

	TOTAL
850.10 Job Supplies	3,933.44
Total 850 Workspace (offices, warehouse)	**48,338.12**
855 IT Expenses	
855.01 Software and Online services	74,450.29
Total 855 IT Expenses	**74,450.29**
860 Health Insurance	29,691.71
875 Bank Charges & Fees	7,816.18
880 Reimbursable Expenses	941.37
895 Other Business Expenses	8,602.38
Total Expenses	**$1,546,952.07**
NET OPERATING INCOME	$ -1,247,235.74
Other Income	
910 Federal R&D Tax Credit	15,749.30
915 Interest Earned	1,249.97
920 Cashback rewards	443.36
950 Other Income	337.09
Total Other Income	**$17,779.72**
Other Expenses	
Unrealized Gain or Loss	0.00
955 Amortization	206,856.27
960 Stock compensation Expense	60,764.88
965 Crypto trade results - realized	16.57
Total Other Expenses	**$267,637.72**
NET OTHER INCOME	$ -249,858.00
NET INCOME	$ -1,497,093.74

CUBIOS INC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100.03 Brex Checking x6516	132,133.44
100.08 Kraken (deleted)	3,436.98
100.09 PayPal Bank	0.00
100.10 WISE Multi-currency Wowcube (deleted)	109.03
100.11 Wise Bank (deleted)	294.10
100.12 Chase Checking x0982	4,584.94
100.13 PNC Treasury Account x0445	10,401.68
100.14 Mercury Checking x5512	1,110.50
Total Bank Accounts	**$152,070.67**
Accounts Receivable	
110 Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
120 Inventory Asset	501,507.53
130 Advances and prepaid expenses	
130.01 Advances to Hardware Manufacturers	41,681.71
130.03 Prepaid Expenses	3,220.04
Total 130 Advances and prepaid expenses	**44,901.75**
150 Merchant clearing accounts	
150.01 Amazon clearing account (deleted)	-1,809.89
150.01.1 Amazon clearing - Mex (deleted)	1,162.81
Total 150.01 Amazon clearing account (deleted)	**-647.08**
Total 150 Merchant clearing accounts	**-647.08**
160 Due from Partners	33,218.29
190.01 Uncategorized Asset	0.00
Total Other Current Assets	**$578,980.49**
Total Current Assets	**$731,051.16**

CUBIOS INC

Balance Sheet

As of December 31, 2024

	TOTAL
Fixed Assets	
210 Intangible Assets	
210.01 Intellectual Property	1,256,784.85
210.01.1 Accumulated Amortization - IP	-585,325.18
Total 210.01 Intellectual Property	**671,459.67**
210.02 Games development	27,078.60
210.02.1 Accumulated Amortization - Games	-5,074.48
Total 210.02 Games development	**22,004.12**
Total 210 Intangible Assets	**693,463.79**
Total Fixed Assets	**$693,463.79**
TOTAL ASSETS	**$1,424,514.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
310 Accounts payable	72,719.50
Total Accounts Payable	**$72,719.50**
Credit Cards	
320.02 Brex Card	1,715.82
Total Credit Cards	**$1,715.82**
Other Current Liabilities	
330 Deferred Revenue	92,021.94
340 Payroll Liability	-370.25
341 Payroll Tax Liability	-1.40
350 Sales Tax Payable	356.24
370 Shopify Capital Loan	19,675.02
390.09 Other Current Liabilities	0.00
Total Other Current Liabilities	**$111,681.55**
Total Current Liabilities	**$186,116.87**
Long-Term Liabilities	
410 Convertible Notes	764,923.29
420 Bachiashvili Loan x0219	40,660.01
Total Long-Term Liabilities	**$805,583.30**
Total Liabilities	**$991,700.17**
Equity	
500.01 Common Stock	3,276,516.55
500.02 Non-Voting Common Stock	276,002.18
Total 500.01 Common Stock	**3,552,518.73**

CUBIOS INC

Balance Sheet

As of December 31, 2024

	TOTAL
510 Preferred Stock	
510.03 Series A Preferred Stock	4,197,088.94
510.04 Series AA Preferred Stock	3,500,000.00
510.07 Series AA-1 Preferred Stock	2,183,162.17
510.08 Series AA-2 Preferred Stock	71,395.00
Total 510 Preferred Stock	**9,951,646.11**
520 Treasury stock	-614.11
530 Cost of Financing	-49,616.58
540 Retained Earnings	-9,102,374.00
590 Opening Balance Equity	0.00
Net Income	-3,918,745.37
Total Equity	**$432,814.78**
TOTAL LIABILITIES AND EQUITY	**$1,424,514.95**

CUBIOS INC

Profit and Loss

January - December 2024

	TOTAL
Income	
600 Sales	
610 Sales - Hardware	696,996.48
620 Returns, Allowances, Discounts	-44,250.65
630 Sales - Shipping fees	43,389.74
640 Sales - Software	460.68
Total 600 Sales	**696,596.25**
Total Income	**$696,596.25**
Cost of Goods Sold	
710 COGS - Product	551,048.87
720 COGS - Certifications	450.00
730 Shipping, Freight & Delivery	66,590.81
740 Merchant account fees	11,392.79
Total Cost of Goods Sold	**$629,482.47**
GROSS PROFIT	**$67,113.78**
Expenses	
810 Payroll Expenses	
810.01 Wages	408,379.94
810.03 Taxes	28,617.08
810.04 Benefits	
810.04.1 Car Usage Benefit	15,443.53
810.04.2 Family Travel Benefit	8,565.74
810.04.3 Health Benefit	23,523.04
810.04.4 Home Office and Communications Benefit	8,912.94
810.04.5 Meals Benefit	3,076.70
810.04.6 Wellness Benefit	256.77
Total 810.04 Benefits	**59,778.72**
810.05 Workers' Compensation insurance	773.52
810.06 Payroll processing fees	10,328.00
Total 810 Payroll Expenses	**507,877.26**
815 Contractors	
815.01 Contractors - core	1,708,883.42
815.09 Contractors - other	13,089.84
Total 815 Contractors	**1,721,973.26**
820 Advertising & Marketing	
820.01 Advertising	110,365.57
820.03 Community	169,280.96
820.04 Customer Support	22,692.09
820.05 Marketing Contractors and consultants	72,599.19

	TOTAL
820.06 PR	2,057.71
820.07 Sales and Marketing Software	22,225.13
820.09 Trade shows and marketing events	23,690.56
820.10 Royalties	4,876.12
Total 820 Advertising & Marketing	**427,787.33**
825 Legal & Professional Services	
825.01 Legal services - IP	93,606.68
825.02 Legal services - General	73,976.00
825.03 Accounting fees	20,062.11
825.09 Other professional fees	31,475.10
Total 825 Legal & Professional Services	**219,119.89**
830 R&D	94,837.21
835 Travel	106,409.96
840 Meals & Entertainment	26,878.75
845 Insurance	39,477.06
850 Workspace (offices, warehouse)	
850.01 Office rent	22,278.77
850.02 Office and Warehouse Supplies	4,792.62
850.08 Misc Office and Warehouse	1,540.60
Total 850 Workspace (offices, warehouse)	**28,611.99**
855 IT Expenses	
855.01 Software and Online services	54,281.45
855.02 Computer Hardware & Equipment	9,584.30
Total 855 IT Expenses	**63,865.75**
865 Interest Paid	262,931.01
870 Taxes & Licenses	1,568.25
875 Bank Charges & Fees	5,688.58
895 Other Business Expenses	3,531.32
Total Expenses	**$3,510,557.62**
NET OPERATING INCOME	$ -3,443,443.84
Other Income	
910 Federal R&D Tax Credit	27,078.38
915 Interest Earned	3,196.77
950 Other Income	6,518.77
Total Other Income	**$36,793.92**
Other Expenses	
Unrealized Gain or Loss	0.00
955 Amortization	251,639.55
960 Stock compensation Expense	259,455.23

	TOTAL
965 Crypto trade results - realized	1,000.67
Total Other Expenses	**$512,095.45**
NET OTHER INCOME	**$ -475,301.53**
NET INCOME	**$ -3,918,745.37**

CUBIOS INC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,918,745.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
110 Accounts receivable (A/R)	0.00
120 Inventory Asset	-501,507.53
130.01 Advances and prepaid expenses:Advances to Hardware Manufacturers	762,076.89
130.03 Advances and prepaid expenses:Prepaid Expenses	-3,220.04
150.01 Merchant clearing accounts:Amazon clearing account (deleted)	6,343.80
150.01.1 Merchant clearing accounts:Amazon clearing account (deleted):Amazon clearing - Mex (deleted)	-1,162.81
160 Due from Partners	-6,479.54
170.02 StartEngine clearing account (deleted)	15,759.65
210.01.1 Intangible Assets:Intellectual Property:Accumulated Amortization - IP	246,709.51
210.02.1 Intangible Assets:Games development:Accumulated Amortization - Games	4,930.04
310 Accounts payable	-67,810.75
320.02 Brex Card	-17,845.50
330 Deferred Revenue	-499,513.68
340 Payroll Liability	-58,151.23
341 Payroll Tax Liability	-1.40
350 Sales Tax Payable	311.88
370 Shopify Capital Loan	19,675.02
390.09 Other Current Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-99,885.69**
Net cash provided by operating activities	**$ -4,018,631.06**
INVESTING ACTIVITIES	
210.01 Intangible Assets:Intellectual Property	-18,648.78
210.02 Intangible Assets:Games development	-27,078.60
Net cash provided by investing activities	**$ -45,727.38**
FINANCING ACTIVITIES	
410 Convertible Notes	-1,206,563.38
420 Bachiashvili Loan x0219	10,675.01
500.01 Common Stock	259,455.23
510.04 Preferred Stock:Series AA Preferred Stock	2,500,000.00
510.07 Preferred Stock:Series AA-1 Preferred Stock	2,183,162.17
510.08 Preferred Stock:Series AA-2 Preferred Stock	71,395.00
Net cash provided by financing activities	**$3,818,124.03**
NET CASH INCREASE FOR PERIOD	**$ -246,234.41**
Cash at beginning of period	398,305.08
CASH AT END OF PERIOD	**$152,070.67**

	Common Stock	Preferred Stock	Treasury Common Stock	Additional Paid-In Capital	Accumulated Losses	Total Stockholder's Equity
Balance, 1 January 2023	**$3,047,102.31**	**$4,197,088.94**	**$(614.11)**	**$ 135,579.73**	**$ (7,605,349.39)**	**$ (226,192.52)**
Net loss					$ (1,497,024.61)	$(1,497,024.61)
Bridge loan - Preferred Stock Series AA				$ 1,000,000.00		$ 1,000,000.00
Stock-based compensation				$ 60,764.88		$ 60,764.88
Balance, 31 December 2023	**$3,047,102.31**	**$4,197,088.94**	**$(614.11)**	**$ 1,196,344.61**	**$ (9,102,374.00)**	**$ (662,452.25)**
Net loss					$ (3,836,487.24)	$(3,836,487.24)
Issuance of Preferred Stock Series AA		$5,754,557.17		$(1,000,000.00)		$ 4,754,557.17
Stock-based compensation				$ 259,455.23		$ 259,455.23
Balance, 31 December 2024	**$3,047,102.31**	**$9,951,646.11**	**$(614.11)**	**$ 455,799.84**	**$(12,938,861.24)**	**$ 515,072.91**

CERTIFICATION

I, Maxim Filin, Principal Executive Officer of Cubios, Inc., hereby certify that the financial statements of Cubios, Inc. included in this Report are true and complete in all material respects.

Maxim Filin

Chief Executive Officer